

July 13, 2015

Lisa Hook
Chief Executive Officer
NeuStar Inc.
21575 Ridgetop Circle
Sterling, VA 20166

> **Re: NeuStar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 001-32548**

Dear Ms. Hook:

We have reviewed your June 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Overview, page 23

1. We note in the proposed draft MD&A disclosure, provided in response to comment 2, you state you cannot be certain whether LNPA services or transition services will be extended beyond September 30, 2016. In light of this known material uncertainty and the fixed nature of operating service costs, please expand your disclosure to discuss and quantify in detail the anticipated impact of a loss of the NPAC contract will have on future operating margin and income from operations. Please explain to readers the implications of the loss of the contract on your operating results relative to current conditions, including the interrelationships between NPAC contract revenue and fixed and variable costs incurred in connection with earning the revenue.

2. We note your response to comment 4. Besides the receiving Monthly Operating Reports, please tell us whether the senior vice presidents receive reports that include revenues and costs for their functional areas.

3. Confirm for us, if true, that managers below the senior vice president level do not receive discrete financial information at a lower level than at a consolidated level.

4. Please provide us with your organization chart which identifies the positions, roles, or functions that report directly to your CEO and senior management team. For example, as your website notes senior vice presidents for information systems, data strategy and data solutions, please include in the organizational chart a description of the positions that report directly to these senior vice presidents.

You may contact Joseph Cascarano, Senior Staff Accountant at 202-551-3376 or Robert S. Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director